FORM N-18F-1


                       SECURITIES AND EXCHANGE COMMISSION



                            450 Fifth Street, N. W.

                            Washington, D. C.  20549







                            NOTIFICATION OF ELECTION


                             Pursuant to Rule 18f-1


                                   Under the


                         INVESTMENT COMPANY ACT OF 1940







                      UNITED TAX-MANAGED EQUITY FUND, INC.


                            Exact Name of Registrant

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                            NOTIFICATION OF ELECTION


The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.



                                   SIGNATURE

Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the City of Overland Park and the State of Kansas on the 7th day of March, 2000.



UNITED TAX-MANAGED EQUITY FUND, INC.



By:  /s/Robert L. Hechler
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        Robert L. Hechler, President



ATTEST:



By:  /s/Kristen A. Richards
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        Kristen A. Richards, Secretary